September 30, 2005

Via facsimile and U.S. Mail

Mr. Michael D. Noonan
Sky Petroleum, Inc.
108 Wild Basin Road, Suite 222
Austin, TX  78746

	Re:	Sky Petroleum, Inc.
		Form SB-2
      Filed August 30, 2005
		File No. 333-127940
		Form SB-2
		Filed September 13, 2005
		File No. 333-128285

Dear Mr. Noonan:

      	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms SB-2

General

1. We note that your registration statement (file no. 333-128285) indicates that you issued 8,840,547 shares in a private placement on
September 9, 2005. We note also that your registration statement (file no. 333-127940), and Form 8-K indicates that you completed such private placement in August 2005. Clarify the time frame in which you completed the private placements with respect to the shares you are registering for resale in these registration statements. Ensure that your revised disclosure includes the number of shares issued in each private placement, and the exemption(s) from registration upon which you relied. Also, file the agreements relating to these private placements with your amended filings. We may have further comment upon reviewing your response.

Selling Shareholders, page 11

2. For each non-natural person listed in the Selling Shareholders table, identify the natural person(s) with investment decision and voting power.
3. Disclose whether any of the selling shareholders is a registered broker-dealer. If any selling shareholder is a registered broker-dealer other than those who have provided placement agent or investment banking services to the Company, they should be named as underwriters.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Melinda Kramer at (202) 551-3726 or Tangela
Richter, Branch Chief, at (202) 551-3685 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director


CC:	Ken Dornblaser, Esq.

      Melinda Kramer
      Tangela Richter

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Mr. Michael D. Noonan
Sky Petroleum, Inc.
September 30, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE

Mail Stop 7010